EXHIBIT 23.6

FAIRNESS OPINION

ON THE ACQUISITION THROUGH AMALGAMATION

OF ALL THE SHARES OF

GENTERRA INC.

BY

CONSOLIDATED MERCANTILE INCORPORATED

26 January 2009

26 January 2009

The Independent Committee of
The Board of Directors
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto ON M5R 2H3

And

The Independent Committee of
The Board of Directors
Genterra Inc.
106 Avenue Road
Toronto ON M5R 2H3

Gentlemen,

You have asked Corporate Valuation Services Limited (“CVS”) to advise you as to the “fairness from a financial point of view” to the minority shareholders of the terms of the acquisition of all the Shares of Genterra Inc. (“Genterra”) by Consolidated Mercantile Incorporated (“CMI”) through the amalgamation of the companies to form Amalco.

Proposed Terms

For each share of a predecessor                                                                           Shares of Amalco
CMI Common                                                                                             3.6 Common
Genterra Class A Series 1 Preference                                                   1 Class A Preference
Genterra Class B Preference                                                                  1 Class B Preference
Genterra Common                                                                                    1 Common

CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

The terms of the Genterra Preference shares are:

Class A, issuable in series - Series 1 – non-voting, non-participating, redeemable & retractable at $15.00 per share, annual 8% [$1.20] cumulative dividends; each is convertible into either (i) 20 Common Shares [at $0.75] or (ii) 300 Class B Preference Shares [$0.05].

Class B – non-voting, non-participating, redeemable at $0.05 per share, annual $0.00248 [4.96%] non- cumulative dividends.

The terms and conditions of the Class A Preference Shares and the Class B Preference Shares of Amalco will be identical to those of Genterra.

Links Between the Companies

The companies are closely linked:

	CMI	Genterra
Stan Abramowitz	Director/Secretary	Director/Secretary
Alan Kornblum	-	Director
Fred A. Litwin Mark I Litwin	Director/President -	Director/President
Mark E. Dawber	Director	Director
Ian Dalrymple	Director	-
Sol D. Nayman	Director	Director

Mr. Mark I. Litwin is the son of Mr. Fred A. Litwin. Entities controlled by Mr. Litwin and his family own securities representing 58% of the common equity of CMI and 51% of that of Genterra.

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CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

Business of Genterra

Genterra is a real estate holding and management company that directly and through subsidiaries owns five buildings in Ontario, with a total of 743,000 Square Feet ("SF"), of which 430,000 SF is industrial and the remaining 313,000 SF is commercial. The industrial space is leased to a related entity, The Cambridge Towel Corporation, a manufacturer of textiles.

Business of CMI

CMI is a management holding company. Until December 2007, it had major interests in two operating companies as follows:

1.	22.15% of Polyair Inter Pack Inc., a manufacturer of protective packaging products; this was sold privately on December 31, 2007; and
2.
50.33% of Distinctive Designs Furniture Inc., a manufacturer and importer of upholstered furniture. This investment, together with the debt owed by Distinctive to CMI, was sold to the other major shareholder on December 28, 2007.

The disposal of the two operating investments was intended to allow CMI to utilize its financial and management resources in long-term strategic acquisitions with potential for future growth. In the interim, CMI has invested a portion of its working capital in relatively short-term, income producing assets.

Relative Values

In a “Comprehensive Valuation of the Shares of Consolidated Mercantile Incorporated as at December 31, 2008” dated  16 January 2008 and prepared under Multilateral Instrument 61-101, HJF Financial Inc., Chartered Business Valuators, determined that the Fair Market Value of the 5,076,407 issued and outstanding common shares of CMI is $17,358,000 or $3.42 each.

On 26 January 2009, CVS issued a Formal Valuation, under OSC Multilateral Instrument 61-101, setting out its estimate of Fair Market Value of all the shares of Genterra, as at 31 December 2008, using audited Financial Statements as at 30 September 2008. Our conclusions were as follows:

Share Capital	Number	Redemption	Book	Fair Market	FMV
	of Shares	Amount	Value	Value	Per Share
Class A Preference	326,000	$15.00	4,991,819	4,991,819	$15.31
Class B Preference	26,274,918	$0.05	2,150,684	1,313,746	$0.05
Common	19,339,211		13,787,690	20,953,574	$1.08
			20,930,193	27,259,139

The total was rounded to $27,250,000. Each of the 326,000 Genterra Class A Preference Shares is convertible into 20 common shares. Converting them into common shares would require the issuance of 6,520,000 new common shares, a 33.7% increase, giving them a fully diluted Fair Market Value of $1.00 (rounded) each.

Per Diluted Common Share	Exchange	Number	Fair Market	FMV
	Ratio	of Shares	Value	Per Share	Dilution
Class A Preference	20	6,520,000	4,991,819	$0.766	-29.3%
Common	1	19,339,211	20,953,574	$1.083
		25,859,211	25,945,393	$1.003	-7.4%

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CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

Comparative Financial Positions

ADJUSTED BOOK VALUES

Genterra
CMI
Amalgamated

	$		$		$

 ASSETS

 Current

   Cash & Equivalents
		7,358,379		14,148,147		21,506,526

   Marketable Securities
		1,663,506		3,235,968		4,899,474

   Receivables
		932,036		16,424		948,460

   Perpaids & Deposits
		191,529		45,973		237,502

   Investments - Current Portion
		365,125		79,935		445,060

   Future Tax Benefits
		30,940		-		30,940

		10,541,515		17,526,447		28,067,962

 Capital
		-

   Investments
		249,000		308,742		557,742

   Rental Real Estate
		25,100,000		-		25,100,000

   Future Tax Benefits
		164,702		508,705		673,407

		25,513,702		817,447		26,331,149

		36,055,217		18,343,894		54,399,111

 LIABILITIES

 Current

   Payables & Accruals
		475,224		143,483		618,707

   Taxes Due
		20,985		842,130		863,115

   Mortgages - Current Portion
		294,330		-		294,330

		790,539		985,613		1,776,152

 Term

   Mortages Payable
		3,368,609				3,368,609

   Future Tax Liabilities
		4,636,930				4,636,930

   Class A Retractable Shares
		4,991,819		-		4,991,819

		12,997,358		-		12,997,358

		13,787,897		985,613		14,773,510

 EQUITY

 Share Capital

   Class B Preference
		1,313,746				1,313,746

   Common
		9,983,862		2,748,350		12,732,212

		11,297,608		2,748,350		14,045,958

 Retained Earnings
		10,969,712		14,609,931		25,579,643

		22,267,320		17,358,281		39,625,601

		36,055,217		18,343,894		54,399,111

  Fully Diluted Common Equity
		25,945,393		17,358,281		43,303,674

  Fully Diluted Common Shares
		25,859,211		5,076,407		43,626,636

Per Fully Diluted Common Share		$1.00		$3.42		$0.99

Note: The CMI balance sheet reflects the redemption for cash on closing of its Class A Preference Shares.

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CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

Benefits of the Amalgamation

The Directors of both Genterra and CMI believe that the Amalgamation should result in an enhancement  of  shareholders’  values. They expect this to occur for the following qualitative and quantitative reasons:
(a)	Both are engaged in similar investment and management endeavours;
(b)	The Companies have management and several directors in common;
(c)	The control of both ultimately rests with Fred A. Litwin and his family, hence the formation of Amalco will simplify the corporate structure;
(d)	Amalco will be a larger entity with more varied assets, a greater equity and income base and increased opportunities for future growth;
(e)	The combined corporation is expected to have a larger public float which should result in increased market liquidity for its shareholders;
(f)	Amalco will benefit from increased efficiency and reduced costs as a result of only one set of administrative, overhead and accounting facilities as well as ongoing public company expenses.
CVS believes that the quantitative benefits will have a favourable impact on Amalco’s results for the fiscal year ending in 2010, as those for fiscal 2009 will be affected by the various costs relating to the transaction.

Exchange Ratios

The relative Fair Market Values of the common shares ($3.42 for CMI and $1.00 for Genterra) suggest exchange ratios of 3.4 Amalco common shares for each CMI common share and 1 Amalco common share for each Genterra common share. However there are certain other factors to be considered.

CMI
The bulk (95%) of the CMI assets are either cash (77%) or easily convertible into cash (18%). This gives the CMI  portfolio two characteristics at the Valuation Date. The first is CMI’s very much lower risk than that of Genterra, which is substantially invested in real estate. The second is minimal potential returns for CMI (0.71% for Treasury Bills on the Valuation Date).

Such low rates (even when upgraded to Bankers Acceptances at 1.41%) are not likely to generate sufficient taxable income for CMI to use up all of its tax losses which expire in 2016 at the latest. CVS estimates that only about $55,000 a year of the available tax losses will be usable over the remaining eight years, resulting in $1,109,000 of the $1,549,000 available losses being lost. At a discount rate of 4%, the present value of the useable tax losses of $440,000 is $373,000, giving rise to $125,000 of tax savings at a rate of 33.5%.

This amount is $384,000 less than the $509,000 recorded as Future Tax Benefits for CMI. Management has stated that after the amalgamation, the taxable income of Genterra should be sufficient to absolve the whole carry forward in one year. Allowing for this reduction in tax benefits, the value of a CMI common share on its own, will be only $3.34.

Genterra
The real estate appraisals underlying the Fair Market Value of the Genterra shares took place during late 2007 and the summer of 2008. Since then, liquidity in the ICI (Industrial, Commercial and Investment) real estate market has been substantially reduced.  However there is not enough evidence to establish the amount, if any, of a reduction in the Fair Market Value (as defined) of the Genterra properties. However a small premium for the CMI shares over the relative Fair Market Values to reflect the lower risk and return of its portfolio seems appropriate.

Conclusion
At a joint telephone meeting of certain Directors of both companies attended by a representative of CVS, exchange ratios of 3.6 Amalco common shares for each CMI common share and 1 Amalco common share for each Genterra common share were proposed. The members of both Boards present during the meeting, unanimously agreed to those ratios. They result in a small dilution (-1.9%) for Genterra shareholders and a 7.8% premium for the CMI Shareholders to reflect their lesser risk.

In our view, the exchange ratios  of 3.6 Amalco common shares for each CMI common share and 1 Amalco common share for each Genterra common share, the exchange ratios selected by the Directors of Genterra and CMI, are fair from a financial point of view to the minority shareholders of both the companies. They give rise to the following results:

Per Amalco Share
	Exchange	Number	FMV	FMV		Premium
	Ratio	of Shares	Equity	per Share	Ownership	(Discount)
						$
CMI	3.60	18,275,065	17,358,281	$0.950	41.4%	7.8%
Genterra- Fully Diluted	1.00	25,859,211	25,945,393	$1.003	58.6%	-1.9%
Amalco		44,134,276	43,303,674	$0.981	100.0%

Stock Market Trading

CMI is listed on the Toronto Stock Exchange (TSX), while Genterra trades on the TSX Venture Exchange. Values for the common shares of CMI and Genterra were obtained by two independent approaches, the Adjusted Book Value and the Transaction Based Value, reflecting average prices from stock trading. For this Fairness Opinion, CVS has relied on the fully diluted Adjusted Book Values, as the shares of both companies trade at significant discounts to their Adjusted Book Values. CMI’s discount (average trading price $1.75) is 49%, which is above normal for a non-controlling interest. For Genterra (average trading price $0.32), the discount is even higher at 68%.

Canadians prefer direct real estate investments, or, if liquidity is important, via flow-through vehicles such as Real Estate Investment Trusts, rather than indirect holdings through real estate holding companies, such as Genterra. For this reason, according to stock market analysts, widely held shares of real estate investment firms normally trade at discounts of about 50% from their underlying Adjusted Book Values. In times of financial stress, such as the Valuation Date, the discount will be greater. For Genterra, the 68% discount includes not only that from a minority interest but also one relating to its principle activity of real estate ownership.

Conclusion

The directors of CMI and Genterra have agreed on the following exchange ratios:

Each share of                                Shares of Amalco
CMI Common                                                                           3.6 Common
Genterra Class A Series 1 Preference                                                                           1 Class A Preference
Genterra Class B Preference                                                                           1 Class B Preference
Genterra Common                                                                1 Common

In our opinion, the ratios set out above are fair from a financial point of view, to the minority shareholders of both Consolidated Mercantile Incorporated and Genterra Inc.

The purpose of this Fairness Opinion is to supply information to the Directors and shareholders of both Genterra and CMI in considering and approving the acquisition through the amalgamation of all the Shares of Genterra by CMI.

Should you require additional information about our conclusion, or have any questions or comments relating to this Fairness Opinion, please do not hesitate to get in touch with us.

Yours very truly,
CORPORATE VALUATION SERVICES LIMITED
Per

James P. Catty, MA, CA•CBV, CPA/ABV, CFA, CVA, CFE.
President

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